Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES REPORTS RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel, June 9, 2015 – RiT Technologies (NASDAQ: RITT) (the “Company”), today announced that at its Annual General Meeting of Shareholders held yesterday, June 8, 2015, all of the items on the agenda were approved by the Company’s shareholders.

These items were: (1) the election of three directors: Mr. Sergey Anisimov, Mr. Boris Granovsky and Mr. Hanan Samet, to the Board of Directors of the Company; (2) the re-election of an external director: Ms. Galia Druker (3) the re-reappointment of the Company's independent auditor, KPMG; (4) approval of the issuance of a warrant to purchase up to 6,000,000 ordinary shares of the Company to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company; (5) approval of a $5 million investment by Invencom in a newly-formed wholly-owned subsidiary of the Company; and (6) approval of the appointment of our new Deputy CEO, an officer who is related to the Company’s controlling shareholder;

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Motti Hania, CEO
+972-77-270-7200
Motti.Hania@rittech.com